Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103

www.faegredrinker.com

July 18, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Emily Rowland

Re:	Calamos Aksia Hedged Strategies Fund (the “Fund”) Initial Registration Statement on Form N-2 File Nos. 333-286336, 811-24073

Dear Ms. Rowland:

The following responds to the comments provided via email on May 2, 2025 in connection with the Securities and Exchange Commission staff’s (the “Staff”) review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Securities Act of 1933, as amended. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

General

1.	Comment: Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: The Fund acknowledges and understands the Staff’s comment.

2.	Comment: We note that many portions of the filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment, such as the Fund’s organizational documents.

Response: The Fund acknowledges and understands the Staff’s comment.

3.	Comment: Please supplementally advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement, including with respect to multi-class and co-investment relief.

Response: The Registrant supplementally advises the Staff that it intends to offer multiple classes of shares pursuant to the exemptive relief granted to Calamos-Avenue Management, LLC (File no. 812-15131, Notice No. 34300 (June 14, 2021), Order No. 34327 (Jul. 12, 2021)) (the “Multi-Class Order”). The Multi-Class Order may be relied upon by any “Future Fund” (as defined in the Notice and application), and the Registrant is a Future Fund within the meaning of the Multi-Class Order. The Registrant also advises the Staff that it intends to rely on the exemptive relief granted to Calamos Aksia Alternative Credit and Income Fund, et al. (File no. 812-15448, Notice No. 34911 (May 8, 2023), Order No. 34936 (June 2, 2023)) to participate in certain joint transactions that might otherwise be prohibited by Section 17(d) of the 1940 Act (the “Current Co-Investment Order”). The Current Co-Investment Order may be relied upon by any “Future Regulated Entity” (as that term is defined in the application) and the Registrant is a Future Regulated Entity within the meaning of the Co-Investment Order. The Registrant is an applicant on an application filed on May 8, 2025 for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act and Rule 17d-1 thereunder, permitting certain joint transactions that would otherwise be prohibited by Sections 17(d) and 57(i) of the Act. If an order is granted on the new application (such order, the “New Order”), the Registrant would rely on the New Order, which would supersede the Current Co-Investment Order.

4.	Comment: Please consider specifically including disclosures required by Rule 6-11(d)(1) of Regulation S-X (“Reg S-X”), including if there are any material differences in the accounting policies of the Predecessor Fund when compared to the Fund.

Response: Please refer to the response to comment 14 below.

Cover Page

5.	Comment: The disclosure on page i references the reorganization of the Predecessor Fund with and into the Fund. In correspondence, please provide additional information related to the reorganization, including information about when and why the Predecessor Fund was created and whether any exemptive relief is required in order to effect the reorganization. If you are relying on the GuideStone no-action letter, please explain any differences and similarities between the facts underlying the reorganization of the Predecessor Fund into the Fund and those in the Guidestone no-action letter. Please explain why the Predecessor Fund did not itself register as a fund and instead intends to reorganize into the Fund.

In addition, please describe supplementally whether the Predecessor Fund made any investment strategy changes within a one-year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, cash infusions) of the Predecessor Fund within a one-year period prior to the date the registration statement was filed. If any investors in the Predecessor Fund redeemed out of the Predecessor Fund within a one-year period of this date, please describe whether such investors were able to invest in an account with substantially similar investment strategies to that of the Predecessor Fund.

Response: The reorganization of the Predecessor Fund into the Fund will comply with the conditions of the GuideStone Financial, et al., SEC No-Action Letter (pub. avail. December 27, 2006). Pursuant to an Agreement and Plan of Reorganization, the Predecessor Fund will, at the time of the reorganization, transfer all of its assets to the Fund in exchange for shares of the Fund. Consistent with the GuideStone Financial no-action letter:

1.	The reorganization will comply with the terms of paragraphs (b), (c), (d), (e), (f) and (g) of Rule 17a-7 under the 1940 Act and the provisions of Rule 17a-8 under the 1940 Act (which among other things, requires an independent evaluator to value any assets to be transferred for which market quotations are not readily available);

2.	The Fund will be a shell portfolio as of the time of the reorganization;

3.	The assets of the Predecessor Fund will consist of securities that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies;

4.	The Predecessor Fund will transfer all of its portfolio securities at the time of the reorganization to the Fund;

5.	The Fund has the same procedures for determining net asset value as the Predecessor Fund and will follow those procedures in determining the amount of shares to be issued in the reorganization;

6.	The transfer of securities and shares between the Predecessor Fund and the Fund will be effected simultaneously;

7.	The Fund will comply with the recordkeeping requirements described in the GuideStone Financial no-action letter;

8.	Each of the Advisor and the Sub-Advisor, consistent with its fiduciary duties, has disclosed to the independent trustees of the Fund the existence of, and all the material facts relating to, any conflicts of interest between the Advisor and Sub-Advisor and the Fund with regard to the reorganization to facilitate the ability of the independent trustees to evaluate and approve the reorganization; and

9.	The Advisor and/or the Sub-Advisor, not the Predecessor Fund or the Fund, will bear the costs associated with the reorganization

The Predecessor Fund was organized on April 3, 2024. The decision to reorganize the Predecessor Fund into a shell registered investment company, rather than registering the Predecessor Fund directly as an investment company, is driven by a business judgment that such a reorganization is the more efficient way to bring a hedge fund focused interval fund to market. Among other considerations, it would take longer to bring the Predecessor Fund to market in a registered fund format if the Predecessor Fund registered directly instead of reorganizing into the Fund. Because the investment strategy is primarily illiquid and sufficient time is needed to construct a portfolio able to meet various requirements of the 1940 Act and the Code, if the Predecessor Fund registered directly, it would need to wait until its portfolio was fully assembled and able to meet 1940 Act and Code requirements prior to filing a Form N-8A (or within a short period of time thereafter). Operating the Predecessor Fund and registering the Fund in parallel allows the Predecessor Fund to continue to build its portfolio during the Fund’s registration process and up to the time of the reorganization.

The Predecessor Fund did not make any investment strategy changes within a one-year period prior to the date the registration statement was filed. The Predecessor Fund’s assets increased during the one-year period prior to the date the registration statement was filed due to [capital appreciation] and the acceptance of additional subscriptions. No investors redeemed out of the Predecessor Fund within the one-year period of this date. No Fund assets were transferred to any other person or fund within the one-year period of this date.

6.	Comment: The Predecessor Fund is referred to as “Calamos Aksia Hedge Fund Access Core Alpha LP” on pages i, 7 and 21 and “Calamos Aksia Hedge Fund Core Access, LP” on page 73. Please reconcile.

Response: The Fund will update the Revised Registration Statement on page 73 to reflect that the name of the Predecessor Fund is Calamos Aksia Hedge Fund Access Core Alpha LP.

7.	Comment: Footnote (1) on page i states that an initial investment by an accredited investor below $25,000 may be permitted as part of a registered investment adviser or broker’s allocation of clients’ fee-based advisory assets. Please confirm whether this is also accurate for Class I Shares, which have an initial investment minimum of $1,000,000 (rather than $25,000).

Response: The Registrant has removed the above-referenced disclosure and revised its investment minimums in light of the recent change in the staff’s “private funds’ position.”

8.	Comment: On page ii, please clarify, if true, that “Alternative Funds” are commingled asset pools that typically offer their securities privately, without registering such securities under the Securities Act.

Response: The Fund has clarified the requested disclosure.

Prospectus

Summary of Fees and Expenses; Pages 15-17

9.	Comment: Please include a copy of the completed fees and expenses table with your response.

Response: The Fund will provide the completed fees and expenses table to the Staff supplementally and in advance of seeking an order of effectiveness for the registration statement.

10.	Comment: Please include a copy of the completed expense example with your response.

Response: The Fund will provide the completed expense example to the Staff supplementally and in advance of seeking an order of effectiveness for the registration statement.

11.	Comment: Please modify the format of the fees and expenses table to present Other Expenses as a sub-caption directly above the sub-caption titled “Total Annual Fund Expenses.”

Response: The Fund has made the requested modification.

12.	Comment: Please clarify and amend, if applicable, the disclosure in footnote (8) stating “the Lesser of the Expense Limitation or any other relevant expense limit then in effect…” (i.e., should it refer to “the Lesser of the Expense Limitation or any other expense limitation in effect when the fees were waived or expenses reimbursed”?).

Response: The Fund confirms that the disclosure as written aligns with the Expense Limitation that the Fund anticipates adopting.

13.	Comment: Please explain why a sub-category for Acquired Fund Fees and Expenses is not needed.

Response: The Fund will include a sub-category for Acquired Fund Fees and Expenses in the Revised Registration Statement.

The Fund; Page 21

14.	Comment: Staff notes the disclosure on page 21 describing the reorganization and transfer of substantially all of the assets of Calamos Aksia Hedge Fund Access Core Alpha LP (the “Private Fund”) into the Fund simultaneous with its commencement of operations. Please confirm if this formation transaction is being undertaken to seed the fund. If so, please provide an analysis addressing the applicability of Rule 6-11 of Reg S-X to this transaction and address the following:

a.	Whether the transaction meets the definition of a fund acquisition as defined in Rule 6-11(a)(2) of Reg S-X.

b.	Confirm if Calamos Advisors LLC continues to serve as the Investment Manager and General Partner to the Private Fund and if the Private Fund has any LPs that will be transferring into the Fund.

c.	What are the future operating plans of the Private Fund and its retained assets? Will the Private Fund continue its operations? Will it be winding down? Will it be changing its strategy?

If the Fund is being seeded in advance of the reorganization and the effectiveness of this prospectus, please include audited seed financial statements for the Fund and the Private Fund including Schedules of Investments prepared in accordance with Rules 12-12 through 14 of Reg S-X and accompanied by a consent from the Fund's and Private Fund’s independent registered public accountant. Alternatively, please include audited financial statements for the Fund post reorganization.

Staff may have additional comments based on the Fund’s responses.

Response: The formation transaction is not being undertaken to seed the Fund. The Fund confirms that it will be seeded and that audited seed financial statements of the Fund, accompanied by a consent from its independent registered public accountant, will be included in a subsequent pre-effective amendment to the Registration Statement. The Fund confirms that it will include appropriate financial statements of the Private Fund in a pre-effective amendment to the Registration Statement prepared in accordance with Rules 12-12 through 14 of Reg S-X and accompanied by a consent from the Private Fund’s independent registered public accountant.

Types of Investments and Related Risks; Pages 28-66

15.	Comment: Consider whether LIBOR Discontinuation Risk and SOFR Risk on page 61 is still applicable or should be updated.

Response: The Fund has revised this disclosure accordingly.

Subsidiaries; Page 67

16.	Comment: The Subsidiaries section states that “[t]he Fund may make investments through wholly-owned subsidiaries (‘Subsidiaries’).” In the appropriate section of the registration statement, or in your response, please:

a.	Disclose any of a Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

Response: The Fund respectfully notes that the Subsidiaries are used to implement the Fund’s investment strategy and will not have investment strategies different or independent from the Fund.

b.	Explain in correspondence whether the financial statements of a Subsidiary will be consolidated with those of the Fund. If not, please explain why not, citing applicable U.S. GAAP or other accounting guidance.

Response: The Fund supplementally confirms that the financial statements of any Subsidiary will be consolidated with those of the Fund at the time of its filing on Form N-CSR.

c.	Confirm in correspondence that a Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Fund so confirms.

d.	To the extent a Subsidiary will be a foreign entity, confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Fund so confirms.

e.	Confirm that a Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Fund so confirms.

Calamos Aksia Hedge Fund Core Access, LP’s Performance; Page 73

17.	Comment: Because the performance is being adjusted to reflect the Fund’s estimated expenses, please represent supplementally that the use of adjusted fees and expenses does not result in performance that is higher than what would have been achieved using the actual fees and expenses of the Predecessor Fund.

Response: The Fund supplementally confirms that the use of adjusted fees and expenses does not result in performance that is higher than what would have been achieved using the actual fees and expenses of the Predecessor Fund.

Determination of Net Asset Value; Pages 74-76

18.	Comment: Please explain how the adjustment to a private fund’s periodic net asset value between periodic valuation measurement dates, as described in the penultimate paragraph on page 75, is consistent with U.S. GAAP and regulatory requirements absent consideration of other relevant information such as, where determinable, the estimated total return that the valuation agent expects the private market fund to generate on a daily basis for the purposes of calculating the Fund’s daily NAV.

Response: The Advisor believes the approach described in the referenced paragraph is consistent with U.S. GAAP (ASC 820-10-35-60) as the NAV as a practical expedient obtained from the third-party manager generally will not be as of the daily measurement date and therefore may be adjusted using the approach described in the final two sentences of the referenced paragraph. The Advisor generally does not expect to use a valuation agent for securities priced using NAV as practical expedient and therefore any estimated total return by an agent would not be in the scope of the valuation.

19.	Comment: In the same section, please consider elaborating on the general frequency of third-party managers’ net asset value measurements and estimates and any delays in their receipt by the Adviser.

Response: The Fund has updated the disclosure accordingly.

20.	Comment: Please consider modifying the valuation related disclosure contained in the first paragraph, first sentence of page 76 to reference “may not” instead of “will not” to recognize the Adviser’s valuation obligations pursuant to Rule 2a-5 under the 1940 Act.

Response: The Fund has updated the disclosure accordingly.

Statement of Additional Information (SAI)

Investment Restrictions; Pages 18-20

21.	Comment: Fundamental Policy (5) states that the Fund’s investment restriction with regards to concentration does not apply to investments by the Fund in Alternative Funds (or other comparable investments pools), and that the Fund may invest in such funds that may concentrate their assets in one or more industries. Please disclose that the Fund will consider the investments of underlying funds, to the extent reasonably practicable, in determining compliance with the Fund’s own concentration policy.

Response: The Fund has updated the disclosure accordingly.

Certain Provisions of the Agreement and Declaration of Trust

22.	Comment: We note the exclusive state forum provisions of the Fund’s Agreement and Declaration of Trust (Article 12.4). Please disclose in an appropriate location in the prospectus the corresponding risks of such provisions even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

Response: The Fund respectfully notes that the requested disclosure is included in the registration statement under “Description of Capital Structure - Exclusive Jurisdiction.”

We trust that the foregoing is responsive to your comments. Questions and comments concerning the enclosed materials may be directed to the undersigned at (215) 988-3328 or, in my absence, to Joshua M. Lindauer at (212) 248-3298.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

cc:	Michael Kosoff, Senior Special Counsel Joshua M. Lindauer, Partner, Faegre Drinker